

February 24, 2012

Via E-mail
Mark Goldwasser
Chairman and Chief Executive Officer
National Holdings Corporation
120 Broadway, 27th Floor
New York, NY 10271

> **Re:** **National Holdings Corporation**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed January 13, 2012**
> **Form 10-K/A for the fiscal year ended September 30, 2011**
> **Filed January 30, 2012**
> **Form 10-Q for the fiscal quarter ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 001-12629**

Dear Mr. Goldwasser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011
Item 1A. Risk Factors, page 9

1. We note your disclosure on page 26 and your Report Of Independent Registered Public Accounting Firm regarding your operating as a going concern. In future filings please

revise your Risk Factors to include a specific risk factor that addresses your risks associated with operating as a going concern.

Item 7. Management's Discussion and Analysis, page 19
General

2.   We were unable to locate tabular disclosure of your contractual obligations as required by Item 303(A)(5) of Regulation S-K. Please revise your future filings to include this information.

Liquidity and Capital Resources, page 24

3.   We note your disclosure here related to liquidity and capital resources, including disclosure of your primary sources of liquidity on page 25. Given the fact that you have a going concern opinion, coupled with continued recurring net losses and a decrease in stockholders' equity and operating cash flows over the last four fiscal years, please revise this disclosure in future filings to address the following. Refer to Item 303(A)(1) and (2) of Regulation S-K for guidance.

- Provide a more thorough discussion of all known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.
- Consider providing a tabular disclosure of your sources of liquidity, and the related period end balance and average balance during the fiscal year for each period presented.
- Provide a more thorough discussion of your material commitments for capital expenditures, and describe any known material trends, favorable or unfavorable, in your capital resources. Please ensure your discussion considers changes between equity, debt and any off-balance sheet financing arrangements.
- We note your statement on page 25 that you may need to raise funds to enhance your working capital and use them for strategic purposes. Please revise future filings to include a discussion addressing specifically how you intend to raise funds and enhance your capital position.

Going Concern, page 26

4.   We note your statement here as well as on page F-6 that, irrespective of the outcome of satisfaction of the parent company's obligations related to the convertible notes, you believe it will not impact your operating subsidiaries' operations, which account for all of your consolidated revenues and 97% of your consolidated expenses. It unclear to us how your consolidated subsidiaries' would not also be adversely affected if the parent company defaults on, or is otherwise adversely affected by, their obligation under the convertible notes agreement. Please provide us with support for this assertion, and revise

future filings to clarify what is meant by this statement. If you are unable to support this assertion, please omit this assertion from future filings.

Amendment No.1 to Form 10-K filed on January 30, 2012
Item 10. Directors, Executive Officers and Corporate Governance, page 3

5.   Please revise future filings for each director or person nominated to become a director, to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation
Summary Compensation Table, page 6

6.   Please revise your future filings to break down the components of the Other Compensation in a footnote to your Summary Compensation Table.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 12

7.   We note that at least some of your indebtedness is with one or more entities affiliated with one of your current directors. Please expand your disclosure in future filings in the Related Transactions section to disclose the information required by Item 404(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and results of Operations
Results of Operations, page 26

8.   You disclose here that the reason for the 27% decrease in total revenues and the 43% decrease in commission revenues from the first quarter of fiscal year 2011 to the first quarter of fiscal year 2012 is attributable to "generally less favorable market conditions for corporate securities." Please revise this section as well as the "Business Environment" section on page 25 to address the following:

- More specifically identify the market conditions that negatively affected your business lines during the periods presented.
- Identify the particular trends experienced and discuss your expectation for those trends to continue.
- Specifically address the extent to which the decrease in commissions involved changes in volume, changes in commission pricing, or a change in product mix.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Brach Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez-Abero, Special Counsel at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director